Filed by Coherent, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

Lumentum and Coherent Transaction FAQ

January 19, 2021

General

1.	Why did Coherent enter into this transaction?

•	Both Coherent and Lumentum are leaders in their respective photonics segments, and the transaction is highly complementary with very little product and customer overlap.
•	The combined complementary product portfolio, breadth of customer application knowledge and R&D capabilities, all based on photonics, will accelerate innovation and increase adoption of photonics across the many segments that we serve.
•	The combined company will be a photonics industry innovation leader due to the scale and breadth of the combined technology base and R&D talent, spanning microelectronics, precision manufacturing, instrumentation, defense, optical communications, 3D sensing, and a variety of other applications.
•	Lumentum’s core businesses are fiber optics-based components, modules and sub-systems for telecommunications and datacom, as well as 3D sensors used in smartphones for facial recognition.
•	Lumentum’s products form the communications backbone of the entire internet – whether phone calls, video calls, web page searches, music downloads, data files or text messages.
•	Lumentum’s products allow world-wide communications literally at the speed of light.
•	Through Lumentum's 3D sensing business, they are well positioned to not only capitalize on the trend for facial recognition authentication, but also are poised to become a leading player in new sensing applications like the exciting LIDAR market.
•	The combined capabilities also position us well with respect to future macroeconomic trends, customer needs, and new market opportunities.

2.	What does this mean for Coherent's laser business?

•	Coherent’s laser business and customers are core to the transaction and the success of the go-forward combined company.
•	Lumentum has a small commercial laser business, but there is very limited product and customer overlap, meaning the combined company will be able to offer a much more robust set of product offerings and capabilities than either company alone.
•	Our customers and products are highly complementary to those of Lumentum.
•	Lumentum’s expertise and scale in world class photonics components and systems will accelerate Coherent’s innovation and addressable market expansion.
•	The combined scale should also allow for acceleration of industry/customer roadmaps.

3.	Does this transaction signal a shift in Coherent’s strategy?

•	This transaction accelerates our Good To Great strategy, which is based on addressable market expansion and “optimizing the enterprise” by driving best in class processes across the organization and looking for operational efficiencies where possible.

4.	When do we expect to close this acquisition?

•	The closing of the transaction is subject to approval by both companies’ stockholders and receipt of regulatory approvals in various countries, among other closing conditions.
•	We expect to satisfy these closing requirements in the second half of calendar year 2021.

Customer and Supplier Specific Questions

1.	What do we tell customers and suppliers about the transaction?

•	A letter from our CEO will be sent to our customers and suppliers informing them of this transaction.
•	If they have specific questions about the terms of the transaction, you can refer them to the publicly available information which can be found in the investor relations section of our website and filed with the SEC.
•	Both companies have strong cultures of customer focus and the success of the combined company relies on continuing to put the customer first and at the heart of all of our decisions.
•	It is important for our customers and suppliers to understand that until the close of the transaction, we are two separate companies, and it is business as usual.

2.	How is this transaction good for customers?

•	The combined company is committed to the photonics and lasers segments and to strongly investing in innovation and world class manufacturing capabilities to deliver on our customers’ photonics needs, today and into the future.
•	The combined company will have a larger global footprint, increased service and support capabilities and a broader portfolio of products and technology relevant to global leaders in the development and manufacture of microelectronics, precision manufacturing, instrumentation, aerospace and defense, consumer electronics, and communications networks who increasingly need a broader array of photonic solutions for their multitude of product, infrastructure, and manufacturing needs.

3.	Will there be an impact to my contract, terms, purchase orders, or other ways in which we work together? Will there be a change in my interface to either of the companies? Will there be products discontinued?

•	In our integration plans we will place a strong focus on minimizing any impact or disruption to our customers and suppliers.
•	However, there is nothing further to share on these topics at this time. These will be determined by integration and/or post-closing decisions.

4.	Where can I find more details about the transaction terms?

•	You can find more information about the transaction from our press release and investor relations slides, both of which can be found on our web site.
•	Further, our filings with the SEC, which can also be found in the investor relations section of our website, can provide more information.

5.	What should I do if a customer or supplier expresses concerns about the transaction?

•	You can escalate the customer or supplier concerns to Roger Quinlan, Brad Dudschus, Mark Sobey or Andy Mattes.

Important Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and that also will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued in the proposed transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC. INVESTORS, COHERENT STOCKHOLDERS AND LUMENTUM STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain these materials (when they are available) and filed free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Coherent or Lumentum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Coherent’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on April 6, 2020. Information regarding Lumentum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Lumentum’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on September 25, 2020. Coherent stockholders and Lumentum stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Coherent and Lumentum directors and executive officers in the transaction, which may be different than those of Coherent and Lumentum stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.